Exhibit 3b

Amendment to Section 24(a) of the Bylaws of Bristol Myers Squibb Company.

24. (a) The Board of Directors may, by resolution or resolutions, passed by a majority of the whole Board of Directors, designate an Executive Committee (and may discontinue the same at any time) to consist of three or more of the Directors of the Company. The members shall be appointed by the Board of Directors and shall hold office during the pleasure of the Board of Directors; provided, however, that in the absence or disqualification of any member of the Executive Committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not the member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. The Executive Committee shall have and may exercise, during the intervals between the meetings of the Board of Directors, all of the powers of the Board of Directors in the management of the business and affairs of the Company (and shall have power to authorize the seal of the Company to be affixed to all papers which may require it), except that the Executive Committee shall have no power to (i) elect Directors to fill any vacancies or appoint any officers; (ii) fix the compensation of any officer or the compensation of any Director for serving on the Board of Directors or on any committee; (iii) declare any dividend or make any other distribution to the shareholders of the Company; (iv) submit to shareholders any action that needs shareholder authorization; (v) amend or repeal the bylaws or adopt any new bylaw; (vi) amend or repeal any resolution of the Board of Directors which by its terms shall not be so amendable or repealable; (vii) take any final action with respect to acquisitions, divestitures and equity investment transactions in excess of $25 million in upfront payments or $100 million in upfront and conditional milestone payments.